December 29, 2005


Mr. Lawrence Trachtenberg
Executive VP and Chief Financial Officer, Mobile Mini, Inc.
7420S. Kyrene Road, Suite 101
Tempe, AZ  85283


Re:	Mobile Mini, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      File No. 1-12804



Dear Mr. Trachtenberg:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 21
1. We note that you present EBITDA as a performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it provides useful information regarding your liquidity. As such, please revise your disclosure to provide the following information, as required by Item 10(e) of Regulations S-K and Questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"
* Performance measure: Expand your discussion of the limitations of
EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
o It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations;
o It does not include depreciation and amortization expense. Because we use capital assets, deprecation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations;
o It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
* Performance measure: State how you compensate for the material limitations of using EBITDA.
* Performance measure: State the economic substance behind your decision to use such a measure.
* Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.
* Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.
* Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence.

Additionally, it is unclear to us why you have excluded debt restructuring expense from your EBITDA calculation. It appears to us that this item should not be included in your reconciliation of EBITDA to Net Income as it does not meet the requirements of Item 10(e)(ii)
of Regulation S-K. Please tell us why you believe this disclosure is appropriate or tell us how you will revise your future filings. Please note that all comments relating to non-GAAP financial measures relate to all filings made public through the SEC.

Contractual Obligations and Commitments, page 32
2. In future filings, please revise your table of contractual obligations as follows:
* To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
* To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Critical Accounting Policies, Estimates and Judgments, page 33 Impairment of Goodwill, page 34
3. Based upon the segment reporting disclosure on page 60, it appears that each of your branches constitute an operating segment that is aggregated to create one reportable segment. Please tell us and clarify your accounting policy to thoroughly explain the level at which you assess the impairment of goodwill.

Consolidated Statements of Cash Flows, page 45
4. We note that your cash flow statements disclose net purchases of your lease fleet and property, plant and equipment. It appears to us that these items should be shown gross in order for the reader to obtain a clearer understanding of your cash in and out flows. In future filings please show gross cash flows relating to these items.
Refer to paragraphs 11-13 of SFAS 95.

Note 1-Mobile Mini, its Operations and Summary of Significant Accounting Policies, page 46
Inventories, page 47
5. Please tell us, and disclose in future filings your policy regarding finished portable storage units held in inventory. Please tell us how long these units are typically held as inventory before
becoming part of your lease fleet and as a result generating depreciation charges. Also please tell us why the value of finished portable storage units increased to $9.3 million at September 30,
2005
as compared to $2.7 million at December 31, 2004.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy
of the disclosure in the filing to be certain that the filing includes
all information required under the Securities and Exchange Act of
1934
and that they have provided all information investors require for an informed investment decision.. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,



John Cash
Branch Chief
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Mr. Lawrence Trachtenberg
Mobile Mini, Inc.
December 29, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE